Exhibit 21.1
LIST OF SUBSIDIARIES*

Name in Corporate Articles	Doing Business As	Jurisdiction

R-New UK Studio Limited	R-New UK Studio Limited	United Kingdom

GT Interactive Software France SARL	GT Interactive Software France SARL	France

GT Interactive Europe Holdings BV	GT Interactive Europe Holdings BV	Holland

ATARI Asia Pacific Pty Ltd. (in dissolution process)	ATARI Asia Pacific Pty Ltd.	Australia

GT Interactive Software GmbH**	GT Interactive Software GmbH	Germany

GT Interactive Software Europe Ltd.**	GT Interactive Software Europe Ltd.	United Kingdom

*	All entities, except for R-New UK Studio Limited, do not conduct business operations and R-New UK Studio Limited has very limited operations, consisting of transitioning matters related to the sale of its assets to Ubisoft Entertainment Limited (or its affiliated entities) and serving as a sub-landlord.

**	Denotes a direct subsidiary that itself has non-operating subsidiaries.